--------
 FORM 4
--------
[_] Check this box if no longer subject to          U.S. SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
     Section 16. Form 4 or Form 5                            Washington, D.C. 20549                                ------------
     obligations may continue. See                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Instruction 1(b).                                                                                 OMB Number 3235-0287
                                               Filed pursuant to Section 16(a) of the Securities       Expires:  January 25, 2005
(Print or Type Responses)                      Exchange Act of 1934, Section 17(a) of the Public       Estimated average burden
                                              Utility Holding Company Act of 1935 or Section 30(f)     hours per response: .....0.5
                                                     of the Investment Company Act of 1940
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1.  Name and Address of    2.  Issuer Name and Ticker or Trading Symbol         6.  Relationship of Reporting Person(s) to Issuer
    Reporting Person*          SOHU.COM INC. (SOHU)                                                (Check all applicable)
-----------------------------------------------------------------------------       X  Director                    X  10% owner
Zhang     Charles          3.  I.R.S. Identification Number  4. Statement for      ---                            ---
---------------------------    of Reporting Person, if an       Month/Year          X  Officer (give title below) ___ Other (Specify
(Last)   (First)   (Middle)    entity (Voluntary)               February  2002     ---                                 below
                                                                                    Chief Executive Officer & President
                                                             -----------------------------------------------------------------------
15/F, Bright China Chang An                                  5.  If Amendment,  7.  Individual or Joint/Group Reporting
 Building, 7 jianguomennei                                       Date of            X  Form Filed by One Reporting Person
 Ave., Beijing, China                                            Original          ---
                                                                 (Month/Year)      ___ Form Filed by More than One Reporting Person

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   (City)    (State)    (Zip)           Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security      2.  Transaction    3. Trans-      4.  Securities     5. Amount of      6. Ownership    7.  Nature of
    (Instr. 3)                 Date              action          Acquired          Securities        Form: Direct     Indirect
                               (Month/Day        Code            (A) or            Benef-            (D) or           Beneficial
                               /Year)            (Instr.         Disposed of D     icially Owned     Indirect (I)     Ownership
                                                 8)              (Instr. 3, 4      at the end of     (Instr. 4)       (Instr. 4)
                                                                 and 5)            Month (Instr. 3
                                                                                   and 4)

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                                                                    (A)
                                                                    or
                                                           Amount   (D)   Price
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        Common Stock     February 6, 2002         P        10,000         $1.04      8,963,000             D
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

(Continued) Table II B - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

---------------------------------------------------------------------------------------------------------------------------------
1.                  2.            3.        4.       5.              6.                     7.                      8.
Title of            Conver-       Trans-    Trans-   Number of       Date Exercisable and   Title and Amount of     Price of
Derivative          sion or       action    action   Derivative      Expiration             Underlying Securities   Deriva-
Security (Instr.    Exercise      Date      Code     Securities      (Month/Day/Year)       (Instr. 3 and 4)        tive
3)                  Price of      (Month    (Instr.  Acquired (A)                                                   Security
                    Derivative    /Day/     8)       or Disposed of                                                 (Instr.
                    Security      Year)              (D) (Instr. 3,                                                 5)
                                                     4 and 5)

--------------------------------------------------------------------------------------------------------------------------------
                                                       (A)   (D)     Date       Expira-        Title    Amount
                                                                     Exer-      tion                    or
                                                                     cisable    Date                    Number
                                                                                                        of Shares

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
9.             10.            11.
Number         Owner-         Nature
of Deriv-      ship           of
ative          Form of        Indirect
Securities     Deriv-         Benef-
Benef-         ative          icially
icially        Security       Owner-
Owned At       Benef-         ship
End of         icially        (Instr.
Month          Owned          4)
(Instr. 4)     At End
               of Month
               (Instr. 4)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
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

Explanation of Responses:


                   /s/ Charles Zhang                       3/7/02
                   -----------------                       ------
                   Charles Zhang                           Date
                   **Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations
 Sec. 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                      -2-